GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2024 Discussion dated: as of November 13, 2024

Introduction

This Management's Discussion and Analysis ("MD&A") is dated as of November 13, 2024 unless otherwise indicated and should be read in conjunction with the unaudited consolidated condensed interim financial statements of GreenPower Motor Company Inc. ("GreenPower", "the Company", "we", "our" or "us") for the three and six months ended September 30, 2024 and the related notes. This MD&A was written to comply with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. Results are reported in US dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three months ended September 30, 2024 are not necessarily indicative of the results that may be expected for any future period. The consolidated condensed interim financial statements are prepared in compliance with IAS 34 Interim Financial Reporting as issued by the IASB.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from www.sedar.com.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in the following MD&A may contain forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements in this MD&A may include, but are not limited to statements involving estimates, assumptions or judgements, and these statements may be identified by words such as "believe", "expect", "expectation", "aim", "achieve", "intend", "commit", "goal", "plan", "strive" and "objective", and similar expressions of future or conditional verbs such as "will", "may", "might", "should", "could" or "would". By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, and that our plans, goals, expectations and objectives will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements.

Non-IFRS Measures and Other Supplementary Performance Metrics

This MD&A includes certain non-IFRS measures and other supplementary performance metrics, which are defined below. These measures do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and are therefore unlikely to be comparable to similar measures presented by other companies. Investors are cautioned that non-IFRS financial measures should not be construed as an alternative to IFRS measures. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company's financial information reported under IFRS. Readers should not rely on any single financial measure to evaluate GreenPower's business.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2024 Discussion dated: as of November 13, 2024

This MD&A refers to Adjusted EBITDA "Adjusted EBITDA", a non-IFRS measure, which is defined as loss for the year (for annual periods) or loss for the period (for quarterly periods), plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes, plus impairment of assets. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the profitability of the business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

This MD&A also makes reference to "Total Cash Expenses", a non-IFRS measure, which is defined as sales, general and administrative costs plus interest and accretion, plus/(less) foreign exchange loss/(gain), less depreciation, less share-based payments, less amortization of deferred financing fees, plus/(less) the decrease/(increase) in warranty liability, plus / (less) the (allowance) / recovery for credit losses, less impairment of assets. Total Cash Expenses is a measure used by management as an indicator of sales, general and administrative, interest and accretion, and foreign exchange costs that excludes the impact of certain non-cash charges. Management believes that Total Cash Expenses provides a measure of cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

This MD&A also makes reference to "Vehicle Deliveries", a supplementary performance metric, that management believes provides useful information regarding the business activity of the Company during a quarter or year. Vehicle Deliveries is vehicles that have been sold or leased to a customer during a quarter or a year, as determined by management. The models of vehicles included in Vehicle Deliveries will vary over time, such that Vehicle Deliveries in one period may not be comparable to Vehicle Deliveries in another period. Vehicle Deliveries is not a financial metric, and vehicle deliveries is not an indication of the Company's financial performance in a given period. While management considers Vehicle Deliveries to be a useful supplementary performance metric, users are cautioned to consider other factors to evaluate GreenPower's business.

Description of Business

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo vans and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, British Columbia, Canada with primary operational facilities in southern California, and a manufacturing facility in West Virginia. Listed on the TSX Venture Exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com. This website does not constitute part of this MD&A and is not incorporated by reference.

Operations

The following is a description of GreenPower's business activities during the three months ended September 30, 2024. During the quarter, GreenPower completed the sale of 11 BEAST Type D all-electric school buses, 6 EV Star Cargo and Cargo Plus and 5 EV Stars, from the sale of parts, from lease revenue, and from the delivery of completed truck bodies to customers of GP Truck Body. The discussion below provides further detail of these deliveries.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2024 Discussion dated: as of November 13, 2024

During the quarter GreenPower continued to transition its vehicle sales towards all-electric school buses, with the completion of 11 BEAST school buses during the quarter. The sales of BEAST school buses were in the Western United States, in California and Oregon, and GreenPower continues to see strong demand for its school buses in this region of the country. GreenPower continued to progress production of school buses in its West Virginia school bus facility to fulfil the remaining 37 Type D school buses that are on order for school districts in West Virginia. Subsequent to the end of the quarter, during October, GreenPower completed the delivery of a Type D school bus in West Virginia, and anticipates that additional school buses will be delivered in the state before the end of the year.

In addition to school bus sales, GreenPower completed the sale of 11 commercial vehicles built on its flagship EV Star platform during the quarter. These sales were completed in both Canada and the US, with the majority of sales comprised of the popular EV Star cargo + model. GreenPower continues to see customer demand across the EV Star platform, and is actively working on completion of commercial vehicle orders that are expected to deliver in the current quarter.

Subsequent to the end of the quarter, during October, the Company completed an underwritten offering of common shares for gross proceeds of $3,000,000. The Company also issued 150,000 warrants to the underwriter to purchase up to 150,000 common shares of the company. The 150,000 warrants have an exercise price of $1.25 per share and expire three years from the date of issuance. The Company also granted the underwriter a 45-day option to purchase up to an additional 450,000 common shares at $1.00 per share.

Inventory, Property and Equipment

As at September 30, 2024 the Company had:

  Property and equipment on the statement of financial position totaling $2.0 million, comprised of several models of GreenPower vehicles used for demonstration and other purposes, company vehicles used for sales, service and operations, tools and equipment, and other business property and equipment;
  Work in process and parts inventory totaling approximately $22.4 million representing EV Stars, BEAST Type D school buses, Nano BEAST Type A school buses and parts inventory, and;
  Finished goods inventory totaling approximately $9.3 million, comprised of EV Star cab and chassis and other EV Star models, BEAST Type D and Nano BEAST Type A models.

Trends

The Company does not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on the Company's business, financial condition, or results of operations other than as disclosed herein under "Risk Factors".

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2024 Discussion dated: as of November 13, 2024

Results of Operations

For the three-month period ended September 30, 2024

For the three-month period ended September 30, 2024 the Company recorded revenues of $5,347,190 and cost of sales of $4,887,555 generating a gross profit of $459,635 or 8.6% of revenues. The reduction in gross profit and gross profit margin was primarily due to negative gross profit margins at the Company's truck body division which was caused by lower throughput compared to prior periods. Management expects gross profit margins to increase as throughput at the truck body division increases. Revenue was generated from the sale of 11 BEAST Type D all-electric school buses in the state of California, 6 EV Star Cargo and Cargo Plus and 5 EV Stars, and from the sale of parts, and from the delivery of completed truck bodies to customers of GP Truck Body. Operating costs consisted of salaries and administration of $2,194,456 relating to salaries, project management, accounting, and administrative services; transportation costs of $47,443 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport Company products around North America; travel, accommodation, meals and entertainment costs of $95,576 related to travel for project management, demonstration of Company products, and trade shows; product development costs of $401,826; sales and marketing costs of $196,658; insurance expense of $370,768; professional fees of $305,334 consisting of legal and audit fees; and office expense of $381,146 consisting of rent and other office expenses, as well as non-cash expenses including $289,893 of share-based payments expense and depreciation of $427,978, generating a loss from operations before interest, accretion and foreign exchange of $4,125,095. Interest and accretion of $572,472 and a foreign exchange gain of $4,297 resulted in a loss for the three-month period of $4,701,864.

The consolidated total comprehensive loss for the three-month period was impacted by $(34,250) of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

For the three-month period ended September 30, 2023

For the three-month period ended September 30, 2023 the Company recorded revenues of $8,440,010 and cost of sales of $7,210,641 generating a gross profit of $1,229,369 or 14.6% of revenues. Revenue was generated from the sale of 13 BEAST Type D all-electric school buses, 3 Nano BEAST Type A all-electric school bus, 2 EV Star Cargo, 12 EV Stars, 1 EV Star specialty vehicle, and recognized revenue from finance and operating leases, from the sale of parts, and from the operations of Lion Truck Body. Operating costs  consisted  of  administrative fees of $2,238,200 relating to salaries, project management, accounting, and administrative services; transportation costs of $70,109 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport Company products around North America; travel, accommodation, meals and entertainment costs of $65,207 related to travel for project management, demonstration of Company products, and trade shows; product development costs of $322,200; sales and marketing costs of $155,257; insurance expense of $399,005; professional fees of $569,068 consisting of legal and audit fees; and office expense of $353,671 consisting of rent and other office expenses, as well as non-cash expenses including $405,470 of share-based compensation expense and depreciation of $444,703, generating a loss from operations before interest, accretion and foreign exchange of $3,986,525. Interest and accretion of $266,035 and a foreign exchange loss of $5,083 resulted in a loss for the three-month period of $4,257,643.

The consolidated total comprehensive loss for the three-month period was impacted by $9,205 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2024 Discussion dated: as of November 13, 2024

For the six-month period ended September 30, 2024

For the six-month period ended September 30, 2024 the Company recorded revenues of $8,344,248 and cost of sales of $7,662,749 generating a gross profit of $681,499 or 8.2% of revenues. The reduction in gross profit and gross profit margins was primarily due to reduced margins related to overhead costs incurred on the limited throughput in West Virginia and at GP Truck Body, and from lower realized gross profit margins on sales of prior model year inventory. Management expects gross profit margins to increase when throughput is increased in its West Virginia facility and at GP Truck Body. Revenue was generated from the sale of 14 BEAST Type D all-electric school buses, 8 EV Star Cargo and Cargo Plus, and 10 EV Stars, and recognized revenue from the sale of parts, from finance and operating leases and from the operations of GP Truck Body. Operating costs  consisted  of  administrative  fees of $4,337,320 relating to salaries, project management, accounting, and administrative services; transportation costs of $96,617 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport Company products around North America; travel, accommodation, meals and entertainment costs of $217,119 related to travel for project management, demonstration of Company products, and trade shows; product development costs of $629,109; sales and marketing costs of $790,262; insurance expense of $849,510; professional fees of $668,775 consisting of legal and audit fees; and office expense of $657,694 consisting of rent and other office expenses, as well as non-cash expenses including $697,898 of share-based compensation expense and depreciation of $885,736, generating a loss from operations before interest, accretion and foreign exchange of $9,030,163. Interest and accretion of $1,095,225 and a foreign exchange gain of $34,876 resulted in a loss for the period of $10,090,512.

The consolidated total comprehensive loss for the six-month period was impacted by $54,645 of other comprehensive income as a result of the translation of the entities with a different functional currency than presentation currency.

For the six-month period ended September 30, 2023

For the six-month period ended September 30, 2023 the Company recorded revenues of $26,021,018 and cost of sales of $22,000,873 generating a gross profit of $4,020,145 or 15.4% of revenues. Revenue was generated from the sale of 99 EV Star Cab and Chassis ("CC"), 19 BEAST Type D all-electric school buses, 5 Nano BEAST Type A all-electric school buses, 14 EV Star 22 foot cargo,  2 EV Star Cargo, 22 EV Stars, 1 EV Star specialty vehicle, and recognized revenue from the sale of parts, from finance and operating leases and from the operations of GP Truck Body. Operating costs  consisted  of  administrative  fees of $4,081,026 relating to salaries, project management, accounting, and administrative services; transportation costs of $123,173 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport Company products around North America; travel, accommodation, meals and entertainment costs of $270,935 related to travel for project management, demonstration of Company products, and trade shows; product development costs of $1,135,099; sales and marketing costs of $291,940; insurance expense of $819,186; professional fees of $893,218 consisting of legal and audit fees; and office expense of $720,327 consisting of rent and other office expenses, as well as non-cash expenses including $1,118,697 of share-based compensation expense and depreciation of $887,470, generating a loss from operations before interest, accretion and foreign exchange of $6,513,939. Interest and accretion of $543,986 and a foreign exchange loss of $11,574 resulted in a loss for the period of $7,069,499.

The consolidated total comprehensive loss for the six-month period was impacted by $14,718 of other comprehensive income as a result of the translation of the entities with a different functional currency than presentation currency.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2024 Discussion dated: as of November 13, 2024

Comparison of Quarterly Results

The following table compares the results of the quarter ended September 30, 2024 with the quarter ended September 30, 2023:

	For the three months ended		Quarter over Quarter Change
	September 30, 2024	September 30, 2023	$	%

Revenue	$5,347,190	$8,440,010	$(3,092,820)	-36.6%
Cost of sales	4,887,555	7,210,641	(2,323,086)	-32.2%
Gross Profit	459,635	1,229,369	(769,734)	-62.6%
Gross profit margin (Note 1)	8.6%	14.6%		-6.0%

Sales, general and administrative costs
Salaries and administration	2,194,456	2,238,200	(43,744)	-2.0%
Depreciation	427,978	444,703	(16,725)	-3.8%
Product development costs	401,826	322,200	79,626	24.7%
Office expense	381,146	353,671	27,475	7.8%
Insurance	370,768	399,005	(28,237)	-7.1%
Professional fees	305,334	569,068	(263,734)	-46.3%
Sales and marketing	196,658	155,257	41,401	26.7%
Share-based payments	289,893	405,470	(115,577)	-28.5%
Transportation costs	47,443	70,109	(22,666)	-32.3%
Travel, accommodation, meals and entertainment	95,576	65,207	30,369	46.6%
Allowance for credit losses	(126,348)	193,004	(319,352)	-165.5%
Total sales, general and administrative costs	4,584,730	5,215,894	(631,164)	-12.1%
Loss from operations before interest, accretion and foreign exchange	(4,125,095)	(3,986,525)	(138,570)	3.5%

Interest and accretion	(572,472)	(266,035)	(306,437)	115.2%
Foreign exchange (loss)/gain	(4,297)	(5,083)	786	NM

Loss for the period	(4,701,864)	(4,257,643)	(444,221)	10.4%
Other comprehensive income / (loss)
Cumulative translation reserve	(34,250)	(9,205)	(25,045)	272.1%

Total comprehensive loss for the period	$(4,736,114)	$(4,266,848)	$(469,266)	11.0%
Loss per common share, basic and diluted	$(0.18)	$(0.17)	$(0.01)	4.0%
Weighted average number of common shares outstanding, basic and diluted	26,491,162	24,949,310	1,541,852	6.2%

Adjusted EBITDA (Note 2)	$(3,453,562)	$(2,937,726)	$(515,836)	17.6%

(1) - Gross profit margin, a supplementary financial metric, is calculated as gross profit divided by revenue. Gross profit margin is not a defined term under IFRS.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2024 Discussion dated: as of November 13, 2024

(2) - "Adjusted EBITDA", as reflected above, is a non-IFRS measure, which is defined as loss for the period (for quarterly periods), or loss for the year (for annual periods) plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes, plus impairment of assets. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income. See page 13 for the calculation of Adjusted EBITDA for the quarters ended September 30, 2024, and September 30, 2023.

Change in Revenue, Gross Profit, and Gross Profit Margin

The decrease in revenue for the quarter ended September 30, 2024 compared to the quarter ended September 30, 2023 was $3,092,820, or 36.6%, and was due to sales of 22 vehicles during the quarter compared to sales of 31 vehicles in the same quarter in the prior year, a decline of 29.0%.

Gross profit for the quarter ended September 30, 2024 compared to the quarter ended September 30, 2023 declined by $769,734, or 62.6%. This resulted in a gross profit margin of 8.6% for the quarter ended September 30, 2024 compared to a gross profit margin of 14.6% for the quarter ended September 30, 2023. The reduction in gross profit and gross profit margin was primarily due to negative gross profit margins at the Company's truck body division which was caused by lower throughput compared to prior periods. Management expects gross profit margins to increase as throughput at the truck body division increases.

Change in sales, general and administrative costs

For the quarter ended September 30, 2024 compared to the quarter ended September 30, 2023, sales, general and administrative costs declined by $631,164 or 12.1%. The cost decrease was largely driven by reductions in salaries and administration, insurance, professional fees, share-based payments, office expense, transportation costs, and due to recoveries in allowance for credit losses, which were partially offset by increases in product development costs, office expense, sales and marketing, and travel, accommodation, meals and entertainment in the current quarter compared to the prior year.

Change in loss for the period, loss per common share, and Adjusted EBITDA

The loss for the quarter ended September 30, 2024 increased by $444,221 or 10.4% compared to the same quarter in the prior year due to a reduction in gross profit of $769,734, which was partially offset by reductions in sales, general and administrative costs in the current quarter compared to the prior year.

Loss per common share for the quarter ended September 30, 2024 increased by $0.01 per share, or 4.0%, due to the increased loss for the period.

The Adjusted EBITDA loss for the quarter ended September 30, 2024 increased by $515,836, or 17.6% compared to the same quarter in the prior year. The decrease was primarily due to the increased loss for the current quarter compared to the same quarter in the prior year.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2024 Discussion dated: as of November 13, 2024

Comparison of Six-Month Results

The following table compares the results of the six-months ended September 30, 2024 with the six-months ended September 30, 2023:

	For the Six months ended		Six Months over Six Months Change
	September 30, 2024	September 30, 2023	$	%

Revenue	$8,344,248	$26,021,018	$(17,676,770)	-67.9%
Cost of sales	7,662,749	22,000,873	(14,338,124)	-65.2%
Gross Profit	681,499	4,020,145	(3,338,646)	-83.0%
Gross profit margin (Note 1)	8.2%	15.4%		-7.3%

Sales, general and administrative costs
Salaries and administration	4,337,320	4,081,026	256,294	6.3%
Depreciation	885,736	887,470	(1,734)	-0.2%
Product development costs	629,109	1,135,099	(505,990)	-44.6%
Office expense	657,694	720,327	(62,633)	-8.7%
Insurance	849,510	819,186	30,324	3.7%
Professional fees	668,775	893,218	(224,443)	-25.1%
Sales and marketing	790,262	291,940	498,322	170.7%
Share-based payments	697,898	1,118,697	(420,799)	-37.6%
Transportation costs	96,617	123,173	(26,556)	-21.6%
Travel, accommodation, meals and entertainment	217,119	270,935	(53,816)	-19.9%
Allowance for credit losses	(118,378)	193,013	(311,391)	-161.3%
Total sales, general and administrative costs	9,711,662	10,534,084	(822,422)	-7.8%
Loss from operations before interest, accretion and foreign exchange	(9,030,163)	(6,513,939)	(2,516,224)	38.6%

Interest and accretion	(1,095,225)	(543,986)	(551,239)	101.3%
Foreign exchange (loss)/gain	34,876	(11,574)	46,450	NM

Loss for the period	(10,090,512)	(7,069,499)	(3,021,013)	42.7%
Other comprehensive income / (loss)
Cumulative translation reserve	54,645	14,718	39,927	271.3%

Total comprehensive loss for the period	$(10,035,867)	$(7,054,781)	$(2,981,086)	42.3%
Loss per common share, basic and diluted	$(0.39)	$(0.28)	$(0.11)	38.8%
Weighted average number of common shares outstanding, basic and diluted	26,171,490	24,925,880	1,245,610	5.0%

Adjusted EBITDA (Note 2)	$(7,665,995)	$(3,759,605)	$(3,906,390)	103.9%

(1) - Gross profit margin, a supplementary financial metric, is calculated as gross profit divided by revenue. Gross profit margin is not a defined term under IFRS.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2024 Discussion dated: as of November 13, 2024

(2) - "Adjusted EBITDA", as reflected above, is a non-IFRS measure, which is defined as loss for the period (for quarterly periods), or loss for the year (for annual periods) plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes, plus impairment of assets. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income. See page 13 for the calculation of Adjusted EBITDA for the six months ended September 30, 2024, and September 30, 2023.

Change in Revenue, Gross Profit, and Gross Profit Margin

The decrease in revenue for the six months ended September 30, 2024 compared to the six months ended September 30, 2023 was $17,676,770, or 67.9%, and was due to sales of 34 vehicles during the six months ended September 30, 2024 compared to sales of 162 vehicles in the same six month period in the prior year, a decline of 79.0%.

Gross profit for the six months ended September 30, 2024 compared to the six months ended September 30, 2023 declined by $3,338,646, or 83.0%. This resulted in a gross profit margin of 8.2% for the six months ended September 30, 2024 compared to a gross profit margin of 15.4% for the six months ended September 30, 2023. The reduction in gross profits and gross profit margins was primarily due to reduced margins related to overhead costs incurred on the limited throughput in West Virginia and at GP Truck Body, and from lower realized gross profit margins on sales of prior model year inventory. Management expects gross profit margins to increase as throughput at the truck body division increases.

Change in sales, general and administrative costs

For the six months ended September 30, 2024 compared to the six months ended September 30, 2023, sales, general and administrative costs declined by $822,422 or 7.8%. The cost decrease was largely driven by reductions in product development costs, office expense, professional fees, share-based payments, transportation costs, travel, accommodation, meals and entertainment and due to recoveries in allowance for credit losses, which were partially offset by increases in salaries and administration, insurance expense, sales and marketing expense in the current period compared to the prior year.

Change in loss for the period, loss per common share, and Adjusted EBITDA

The loss for the six months ended September 30, 2024 increased by $3,021,013 or 42.7% compared to the same period in the prior year due to a reduction in gross profit of $3,338,646, which was partially offset by reductions in sales, general and administrative costs in the current period compared to the prior year.

Loss per common share for the six months ended September 30, 2024 increased by $0.11 per share, or 38.8%, due to the increased loss for the period.

The Adjusted EBITDA loss for the six months ended September 30, 2024 increased by $3,906,390, or 103.9% compared to the same period in the prior year. The decrease was primarily due to the increased loss for the current six month period compared to the prior year.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2024 Discussion dated: as of November 13, 2024

Summary of Quarterly Results

A summary of selected information for each of the last eight quarters is presented below:

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,
	2024	2024	2024	2023
Financial results
Revenues	$5,347,190	$2,997,058	$5,092,890	$8,157,931
Loss for the period	(4,701,864)	(5,388,648)	(6,631,577)	(4,641,720)
Basic and diluted earnings/(loss) per share	$(0.18)	$(0.21)	$(0.27)	$(0.19)
Balance sheet data
Working capital (Note 1)	10,090,572	13,919,050	15,561,765	19,428,489
Total assets	39,374,461	43,464,519	45,203,284	50,164,330
Shareholders' equity	4,153,826	8,600,047	11,566,819	18,052,671

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,
	2023	2023	2023	2022
Financial results
Revenues	$8,440,010	$17,581,008	$15,304,288	$12,803,038
Loss for the period	(4,257,643)	(2,811,856)	(3,859,919)	(3,376,204)
Basic and diluted earnings/(loss) per share	$(0.17)	$(0.11)	$(0.16)	$(0.14)
Balance sheet data
Working capital (Note 1)	24,212,127	26,452,106	27,655,892	25,660,309
Total assets	55,382,608	54,059,697	63,525,183	65,936,534
Shareholders' equity	22,349,985	26,204,408	27,662,006	27,302,791

1) - Working capital defined as Total Current Assets minus Total Current Liabilities

Changes in Quarterly Results

GreenPower's revenue over the eight quarters ended September 30, 2024 has ranged between a low of $3.0 million in the quarter ended June 30, 2024 and a high of $17.6 million in the quarter ended June 30, 2023. The differences in quarterly revenue are primarily attributable to the number of vehicles delivered in each quarter. The quarter ended June 30, 2024 had 12 vehicle deliveries, the lowest vehicle deliveries in the past 8 quarters, and the quarter ended June 30, 2023 had 131 vehicle deliveries, the highest vehicle deliveries in the past 8 quarters.

During the eight quarters ended September 30, 2024 GreenPower's loss ranged between ($2,811,856) and ($6,631,577) and loss per share ranged from ($0.11) to ($0.27). Improvements in these two metrics was largely driven by increases in revenue and gross profit, and reductions in these metrics often occurred during quarters with high non-cash share-based payments costs, which can vary significantly from quarter to quarter due to the Black Scholes valuation of employee stock options and the associated recognition of these costs according to employee stock option vesting.

GreenPower's total assets reached a peak of $65.9 million in the quarter ended December 31, 2022, primarily driven by investments in inventory and working capital, and has subsequently declined to a low of $39.4 million in the quarter ended September 30, 2024 as the Company has been focused on selling inventory on hand and investing in work in process inventory pursuant to customer orders.

GreenPower's working capital has declined on a quarterly basis during each of the four quarters ended September 30, 2024, to a low of $10.1 million in the current quarter as the Company has focused on selling inventory on hand and limiting investments in work in process inventory pursuant to customer orders. The lower working capital levels in the current year compared to the prior year was the result of higher current liabilities in the current year compared to the prior year and reductions in current assets in the current year compared to the prior year.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2024 Discussion dated: as of November 13, 2024

The following table summarizes vehicle deliveries pursuant to vehicle sales for the last eight quarters:

	For the three months ended
	September 30,	June 30,	March 31,	December 31,
	2024	2024	2024	2023
Vehicle Sales
EV Star (Note 1, 2)	11	9	12	19
EV Star CC's Sold to Workhorse	0	0	10	0
Nano BEAST and BEAST school bus	11	3	4	13
EV 250	0	0	0	2

Vehicle Deliveries (Note 3)	22	12	26	34

	For the three months ended
	September 30,	June 30,	March 31,	December 31,
	2023	2023	2023	2022
Vehicle Sales
EV Star (Note 1)	15	28	13	15
EV Star CC's Sold to Workhorse	0	95	107	85
Nano BEAST and BEAST school bus	16	8	1	1
EV 250	0	0	2	0

Vehicle Deliveries (Note 3)	31	131	123	101

1) Includes various models of EV Stars

2) EV Stars delivered in the quarter ended December 31, 2023 include 2 EV Stars accounted for as finance leases, and 3 EV Stars accounted for as operating leases.

3)  "Vehicle Deliveries", as reflected above, is a supplementary performance metric, that management believes provides useful information regarding the business activity of the Company during a quarter or year. Vehicle Deliveries is vehicles that have been sold or leased to a customer during a quarter or a year, as determined by management. The models of vehicles included in Vehicle Deliveries will vary over time, such that Vehicle Deliveries in one period may not be comparable to Vehicle Deliveries in another period. Vehicle Deliveries is not a financial metric, and vehicle deliveries is not an indication of the Company's financial performance in a given period. While management considers Vehicle Deliveries to be a useful supplementary performance metric, users are cautioned to consider other factors to evaluate GreenPower's business.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2024 Discussion dated: as of November 13, 2024

The following table summarizes cash expenses for the last eight quarters:

	For the three months ended
	September 30,	June 30,	March 31,	December 31,
	2024	2024	2024	2023

Total sales, general and administrative costs	$4,584,730	$5,126,932	$6,371,346	$5,677,814
Plus:
Interest and accretion	572,472	522,753	668,282	342,590
Foreign exchange loss/(gain)	4,297	(39,173)	(119,272)	(23,718)
Less:
Depreciation	(427,978)	(457,758)	(504,225)	(466,763)
Share-based payments	(289,893)	(408,005)	(124,227)	(259,188)
(Increase)/decrease in warranty liability	(84,307)	220,271	(93,361)	216,538
(Allowance) / recovery for credit losses	126,348	(7,970)	(1,136,852)	(121,097)
Impairment of assets	-		-	(423,267)

Total Cash Expenses (Note 1)	$4,485,669	$4,957,050	$5,061,691	$4,942,909

	For the three months ended
	September 30,	June 30,	March 31,	December 31,
	2023	2023	2023	2022

Total sales, general and administrative costs	$5,215,894	$5,318,190	$5,490,422	$5,208,592
Plus:
Interest and accretion	266,035	277,951	437,284	465,188
Foreign exchange loss/(gain)	5,083	6,491	30,861	-
Less:
Depreciation	(444,703)	(442,767)	(402,673)	(330,522)
Share-based payments	(405,470)	(713,227)	(468,444)	(500,933)
(Increase)/decrease in warranty liability	10,705	(556,023)	(318,063)	(377,218)
(Allowance) / recovery for credit losses	(193,004)	(9)	114,842	(235,032)
Impairment of assets	-	-	(250,832)	-

Total Cash Expenses (Note 1)	$4,454,540	$3,890,606	$4,633,397	$4,230,075

1) "Total Cash Expenses", as reflected above, is a non-IFRS measure which is defined as sales, general and administrative costs plus interest and accretion, plus/(less) foreign exchange loss/(gain), less depreciation, less share-based payments less amortization of deferred financing fees, plus/(less) the decrease/(increase) in warranty liability, plus / (less) the (allowance) / recovery for credit losses, less impairment of assets. Total Cash Expenses is a measure used by management as an indicator of sales, general and administrative, interest and accretion, and foreign exchange costs that excludes the impact of certain non-cash charges. Management believes that Total Cash Expenses provides a measure of cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2024 Discussion dated: as of November 13, 2024

The following table summarizes Adjusted EBITDA for the last eight quarters:

		For the three months ended
	September 30,	June 30,	March 31,	December 31,
	2024	2024	2024	2023

Loss for the period	$(4,701,864)	$(5,388,648)	$(6,631,577)	$(4,641,720)
Plus:
Depreciation	427,978	457,758	504,225	466,763
Interest and accretion	572,472	522,753	668,282	342,590
Share-based payments	289,893	408,005	124,227	259,188
Allowance / (recovery) for credit losses	(126,348)	7,970	1,136,852	121,097
Increase/(decrease) in warranty liability	84,307	(220,271)	93,361	(216,538)
Impairment of assets	-	-	-	423,267

Adjusted EBITDA (Note 1)	$(3,453,562)	$(4,212,433)	$(4,104,630)	$(3,245,353)

		For the three months ended
	September 30,	June 30,	March 31,	December 31,
	2023	2023	2023	2022

Loss for the period	$(4,257,643)	$(2,811,856)	$(3,859,919)	$(3,376,204)
Plus:
Depreciation	444,703	442,767	402,673	330,522
Interest and accretion	266,035	277,951	437,284	465,188
Share-based payments	405,470	713,227	468,444	500,933
Allowance / (recovery) for credit losses	193,004	9	(114,842)	235,032
Increase/(decrease) in warranty liability	10,705	556,023	318,063	377,218
Impairment of assets	-	-	250,832	-

Adjusted EBITDA (Note 1)	$(2,937,726)	$(821,879)	$(2,097,465)	$(1,467,311)

1) "Adjusted EBITDA", as reflected above, is a non-IFRS measure, which is defined as loss for the period (for quarterly periods), or loss for the year (for annual periods) plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes, plus impairment of assets. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2024 Discussion dated: as of November 13, 2024

Liquidity and Capital Resources

At September 30, 2024, the Company had a cash balance of $116,908, and working capital, defined as current assets less current liabilities, of $10,090,572. As at September 30, 2024 the Company's Line of Credit had a drawn balance of $6,959,114. On July 25, 2024 GreenPower signed a term sheet pursuant to which the lender will reduce the credit limit on the line of credit by $200,000 per month to reach a credit limit of $6,000,000 on January 25, 2025 and the line of credit margin will increase to 5.5%. During February 2024 the Company entered into a $5,000,000 revolving loan facility (the "Loan") from Export Development Canada ("EDC"). The Loan will be used to finance working capital investments to deliver all-electric vehicles to customers under purchase orders approved by EDC. The Loan allows advances over a 24-month period, has a term of 36 months, and bears interest at a floating rate of US Prime + 5% per annum. The Company manages its capital structure and makes adjustments to it based on available funds to the Company. Subsequent to the end of the quarter, during October 2024, the Company issued 3,000,000 common shares in an underwritten offering of common shares (the "Share Offering") for gross proceeds of $3,000,000. The Company also issued 150,000 warrants (the "Underwriter Warrants") to the underwriter of the Share Offering to purchase up to 150,000 common shares of the company. The Underwriter Warrants have an exercise price of $1.25 per share and expire three years from the date of issuance. The Company may continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity and further develop its sales, marketing, engineering, and technical resources. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Three Months Ended
	September 30, 2024	September 30, 2023
Salaries and Benefits (1)	$138,918	$175,722
Consulting fees (2)	141,250	185,814
Non-cash Options Vested (3)	205,554	254,087
Total	$485,722	$615,623

	For the Six Months Ended
	September 30, 2024	September 30, 2023
Salaries and Benefits (1)	$277,648	$288,957
Consulting fees (2)	$282,500	270,814
Non-cash Options Vested (3)	$497,468	705,779
Total	$1,057,616	$1,265,550

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2024 Discussion dated: as of November 13, 2024

1) Salaries and benefits incurred with directors and officers are included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, as well as Director's Fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

Accounts payable and accrued liabilities at September 30, 2024 included $314,959 (March 31, 2024 - $105,676) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is  non-interest bearing, unsecured and has no fixed terms of repayment.

As at September 30, 2024 the Company has loans totaling CAD$4,345,000 and USD$250,000 (March 31, 2024 - CAD$3,670,000 and USD $Nil) from FWP Holdings LLC, Koko Financial Inc., and 0851433 BC Ltd., companies that are beneficially owned by the CEO and Chairman of the Company. During the three months ended September 30, 2024 the Company received loans totaling CAD$675,000 and USD$250,000 from Koko Financial Inc. and from 0851433 BC Ltd. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. During the six months ended September 30, 2024, $176,762 of interest was expensed on related party loans (September 30, 2023 - $194,276). The Company has agreed to grant the lender a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders.

Loans totaling CAD$3,670,000 from FWP Holdings LLC matured on March 31, 2023, however the CAD $3,670,000 principal balance remains outstanding as at September 30, 2024. The Company and FWP Holdings LLC entered into a postponement and subordination agreement with the term loan facility lender under which the parties agreed that the loans from FWP Holdings LLC would be subordinate to the lender's security interests and that no payment will be made on the loans from FWP Holdings LLC before the full repayment of the term loan facility. As a result, loans from related parties are considered non-current liabilities, and this change is considered a substantial modification pursuant to IFRS 9, which resulted in the recognition of a non-cash gain of $306,288 during the year ended March 31, 2024. During the quarter ended September 30, 2024 the Company received loans from related parties including accrued interest of $765,183 that are classified as short term liabilities.

A director of the Company, David Richardson, and the Company's CEO and Chairman Fraser Atkinson, have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's operating line of credit.

Subsequent to the end of the quarter, the Company received an additional loan from FWP Holdings LLC, a company that is beneficially owned by the CEO and Chairman, of USD$475,000.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2024 Discussion dated: as of November 13, 2024

New and Amended Standards

Adoption of accounting standards

Certain new accounting standards have been published by the IASB or the IFRS Interpretations Committee that are effective for annual reporting periods beginning on or after January 1, 2023, as follows:

  IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 (Disclosure of Accounting Policies)
  IAS 7 - Statement of Cash Flows
  IFRS 7 - Financial Instruments
  IFRS 16 - Leases (liability in a sale leaseback)

Amendments to these standards did not cause a change to the Company's financial statements.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB that are mandatory for the annual period beginning April 1, 2025. The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated condensed interim financial statements.

Critical Accounting Estimates

Management has made certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period. Actual outcomes could differ from these estimates. The impacts of such estimates may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting judgements

i. The determination of the functional currency the Company and of each entity within the consolidated Company

ii. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern.

iii. The determination that amounts representing the term loan that would be assumed from the acquisition of Lion Truck Body, which is subject to the seller obtaining the required consents for the assumption, should be classified as a contingent liability as at March 31, 2024 and September 30, 2024.

iv. The determination that loans payable to related parties outstanding as at March 31, 2024 and September 30, 2024 is a non-current liability.

Critical accounting estimates and assumptions

i. The determination of the discount rates used to discount finance lease receivable and lease liabilities;

ii. The estimated accrual rate for the warranty provision on the sale of all-electric vehicles;

iii. The classification of leases as either financial leases or operating leases;

iv. The determination that the Company is not involved in any legal matters that require a provision;

v. The determination of an allowance for doubtful accounts on the Company's trade receivables;

vi. The valuation of tangible assets and financial liabilities acquired in the Lion Truck Body (LTB) Inc. transaction;

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2024 Discussion dated: as of November 13, 2024

vii. The estimate of the useful life of equipment;

viii. The estimate of the net realizable value of inventory;

ix. Estimates underlying the recognition of proceeds from government vouchers and grants;

x. The estimated value of the deferred benefit of government assistance;

xi. Estimates underlying the recognition of proceeds from government vouchers and grants;

xii. Estimates underlying the determination of the carrying value of the West Virginia lease liability and right of use asset;

xiii. Estimates underlying the calculation of deferred income tax assets and deferred income tax recovery;

xiv. The determination of overheads to be allocated to inventory and charged to cost of sales;

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, finance lease receivables, restricted deposit, line of credit, loans payable to related parties, term loan, accounts payable and accrued liabilities, other liabilities and lease liabilities.

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, finance lease receivable and restricted deposit. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Position.

The Company's cash is comprised of cash bank balances, and the Company's restricted deposit is an interest-bearing term deposit. Both cash and the restricted deposit are held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal credit risk on these assets. The Company assesses the credit risk of its account receivable and finance lease receivables at each reporting period end and on an annual basis. As at September 30, 2024 three customers (March 31, 2024 - two) had accounts receivable balances that were more than 10% of the company's total accounts receivable balance, and collectively these customers represented 60% (March 31, 2024 - 30%) of the Company's accounts receivable, net of allowances balance. As at September 30, 2024 the Company recorded an allowance for doubtful accounts of $1,137,551 against its accounts receivable (March 31, 2024 - $1,319,873)

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's operating line of credit and revolving credit facility. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations.  The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2024 Discussion dated: as of November 13, 2024

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit and its term loan facility. The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At September 30, 2024, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars:

CAD
Cash	$-
Accounts Receivable	$148,009
Finance Lease Receivable	$56,356
Accounts Payable and Accrued Liabilities	$440,693
Related Party Loan	$4,345,000

The CDN/USD exchange rate as at June 30, 2024 was $0.7408 (March 31, 2024 - $0.7380). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $370,000 to net income/loss.

Outlook

For the immediate future, the Company plans to:

  Complete production and delivery of several models of EV Stars and BEAST school buses currently in various stages of production;

  Deliver the remaining vehicles in finished goods inventory;

  Continue to develop, train and expand the staff at the West Virginia production facility in order to expand all-electric school bus production capabilities to fulfil existing orders and anticipated sales growth;

  Continue to develop and expand its dealer network in order to generate new sales opportunities and increase sales backlog;

  Evaluate and consider entering into new sources of financing to fund the business;

  Further develop its sales and marketing, engineering and technical resources and capabilities.

The Company generates tradable credits from various regulatory standards related to zero-emission vehicles and green-house gas emissions and the Company is seeking to sell these credits to manufacturers of vehicles that generate greenhouse gas emissions. If the Company is successful in selling its credits it intends to recognize revenue associated with the sale at the time the economic benefit of the credit is transferred from the Company to the buyer.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2024 Discussion dated: as of November 13, 2024

Capitalization and Outstanding Security Data

The total number of common shares issued and outstanding is 26,491,162 as of September 30, 2024. There are no preferred shares issued and outstanding.

As of September 30, 2024 the Company has 1,575,000 warrants outstanding which have an exercise price of $1.82 per share and expire on May 9, 2027.

An incentive stock option plan was established for the benefit of directors, officers, employees and consultants of the Company. As of September 30, 2024, there are 2,337,733 options granted and outstanding.

As at November 13, 2024 the Company had 29,491,162 issued shares, 1,725,000 warrants, and 2,304,733 options outstanding.

Disclosure of Internal Controls

Management is responsible for establishing and maintaining disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner and that information required to be disclosed is reported within time periods prescribed by applicable securities legislation. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

As previously reported in our annual MD&A, in preparing our consolidated financial statements as of March 31, 2024 and 2023 and for the fiscal years ended March 31, 2024, 2023 and 2022 we determined that the ineffectiveness of the Company's internal control over financial reporting was due to the following material weaknesses in internal control over financial reporting:

• We did not design and maintain effective controls to account for transactions related to inventory including providing documented evidence of existence and verification of inventories;

• We did not design and maintain effective controls relating to revenue recognition, including incorporating non-cash accrued interest expense on deferred revenue deposits held for over a year;

• We did not design and maintain effective controls relating to non-cash transactions relating to the recognition of a non-cash gain on related party debt due to debt extinguishment.

Management is in the process of implementing changes and controls to ensure the control deficiencies contributing to the material weaknesses will be remediated. The remediation actions will include designing, implementing and improving internal controls over the areas identified. The Company has engaged an external financial controls consultant to assist in this process and is in the process of hiring additional qualified accounting resources and professionals to manage the implementation of improved controls over financial reporting. During the quarter ended September 30, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

Investing in the common shares of the Company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this MD&A before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of the Company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2024 Discussion dated: as of November 13, 2024

Operational Risk

The Company is exposed to many types of operational risks that affect all companies. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and/or systems. Operational risk is present in all of the Company's business activities, and incorporates exposure relating to fiduciary breaches, product liability claims, product recalls, regulatory compliance failures, legal disputes, business disruption, technology failures, business integration, damage to physical assets, employee safety, dependence on suppliers, foreign exchange fluctuations, insurance coverage and rising insurance costs.  Such risks also include the risk of misconduct, theft or fraud by employees or others, unauthorized transactions by employees, operational or human error or not having sufficient levels or quality of staffing resources to successfully achieve the Company's strategic or operational objectives. The occurrence of an event caused by an operational risk that is material could have a material adverse effect on the Company's business, financial condition, liquidity and operating results.

Reliance on Management

The Company is relying solely on the past business success of its directors and officers. The success of the Company is dependent upon the efforts and abilities of its directors, officers and employees. The loss of any of its directors, officers or employees could have a material adverse effect upon the business and prospects of the Company.

Competition in the industry

The Company faces competition from a number of existing manufacturers of all-electric medium and heavy-duty vehicles and buses, as well as manufacturers of traditional medium and heavy-duty vehicles. The Company competes in the zero-emission, or alternative fuel segment of this market. Several of the company's competitors, both publicly listed and privately owned, have raised or have access to a significant amount of capital to invest in the growth and development of their businesses which has increased the competitive threat from several well-capitalized competitors. In addition to existing competitors in various market segments, there is the potential for future competitors to enter the market.

No Dividend Payment History

The Company has not paid any dividends and may not produce earnings or pay dividends in the immediate or foreseeable future.

Reliance on Key Suppliers

Our products contain numerous purchased parts which we source globally directly from suppliers, some of which are single-source suppliers, although we attempt to qualify and obtain components from multiple sources whenever feasible. Any significant increases in our production may require us to procure additional components in a short amount of time, and in the past we have also replaced certain suppliers because of their failure to provide components that met our quality control standards or our timing requirements. There is no assurance that we will be able to secure additional or alternate sources of supply for our components or develop our own replacements in a timely manner, if at all. If we encounter unexpected difficulties with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.

Provision for Warranty Costs

The Company offers warranties on the medium and heavy duty vehicles and buses it sells. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. Factors that could impact future warranty claims include the success of the Company's productivity and quality initiatives as well as parts and labour costs. Actual warranty expense could differ from the provisions which are estimated by management, and these differences could be material and may negatively impact the company's financial results and financial position.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2024 Discussion dated: as of November 13, 2024

Sales, Marketing, Government Grants and Subsidies

Presently, the initial price of the Company's products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices. These grants and subsidies include but are not limited to the Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project ("HVIP") from the California Air Resources Board ("CARB") in partnership with Calstart, the New Jersey Zero Emission Incentive Program ("NJZIP") operated by the New Jersey Economic Development Authority (NJEDA), the Specialty-Use Vehicle Incentive ("SUVI") Program funded by the Province of British Columbia, Canada, the Incentives for Medium and Heavy Duty Zero Emission Vehicles ("iMHZEV") program operated by the Canadian federal government, the clean trucks NYSERDA program and the New York Voucher Incentive Program in the state of New York, the South Coast AQMD funding in California, Federal Transit Authority funding for eligible transit properties across the US, and VW Mitigation Trust Funds allocated to programs throughout the US. The ability for potential purchasers to receive funding from these programs is subject to the risk of the programs being funded by governments, and the risk of the delay in the timing of advancing funds to the specific programs. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or is otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects.

Tariffs on Imported Goods

GreenPower sources components and parts to build its all-electric vehicles from suppliers globally, utilizes contract manufacturers located outside of North America for a portion of its all-electric vehicle production, and the importation of these parts, components and vehicles to North America are subject to tariffs which are planned to increase. Electric vehicles and certain parts and components used in the manufacture of electric vehicles that are imported from China to the United States are subject to tariffs currently and recent announcements have stated that these tariffs will increase to over 100%. GreenPower has suppliers and contract manufacturers located in China, and the increase in these tariffs will increase GreenPower's costs and negatively impact the financial results of the Company. While GreenPower's management is taking steps to mitigate the impact of planned tariff increases, including sourcing new manufacturers and contract manufacturers for certain products, this transition will take time, is subject to a number of risks, and GreenPower may not be able to mitigate the impact of any change in tariffs due to these risks.

Cybersecurity risks

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business. The Company has not experienced a cybersecurity incident and has therefore not been affected by its exposure to cybersecurity risks. However, our business and operations may be materially adversely affected in the event of computer system failures or security or breaches due to cyber-attacks or cyber intrusions, including ransomware, phishing attacks and other malicious intrusions.

Current requirements and regulations may change or become more onerous

The Company's products must comply with local regulatory and safety requirements in order to be allowed to operate within the relevant jurisdiction or to qualify for funding. These requirements are subject to change and one regulatory environment is not indicative of another.

Litigation and Legal Proceedings

As of the date of this report the Company is not currently a party to any litigation or legal proceedings which  are material, either individually or in the aggregate. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at December 31, 2023. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020, and this claim has not been resolved as at September 30, 2024. During April 2023 the Company repossessed 27 EV Stars and 10 EV Star CC's after a lease termination due to non-payment.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2024 Discussion dated: as of November 13, 2024

In addition, the Company repossessed 1 EV Star from the same customer due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary of the Company, and this matter has not been resolved as at December 31, 2023. The Company has not booked a provision for the claims or the counterclaim as it does not believe there is a remote or estimable material financial impact as at September 30, 2024.

Reliance on Shipping

We rely on global shipping for vehicles that we produce at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. We have experienced an increase in shipping costs and have experienced delays of deliveries of parts and components from our global suppliers, and on vehicles arriving from our contract manufacturers. While these delays and cost increases are not currently at a level that they have caused a material disruption or negative impact to our profitability, these delays and costs may increase to a point that they may negatively impact our financial results and ability to grow our business.

Events after the reporting period

Subsequent to the end of the quarter, the Company received an additional loan from FWP Holdings LLC, a company that is beneficially owned by the CEO and Chairman, of USD$475,000.

Between October 2, 2024 and November 13, 2024, 33,000 stock options exercisable at a weighted average exercise price of CAD$4.05 per share were forfeited.

During October 2024, the Company issued 3,000,000 common shares in an underwritten offering of common shares (the "Share Offering") for gross proceeds of $3,000,000. The Company also issued 150,000 warrants (the "Underwriter Warrants") to the underwriter of the Share Offering to purchase up to 150,000 common shares of the company. The Underwriter Warrants have an exercise price of $1.25 per share and expire three years from the date of issuance.